[COOLEY GODWARD KRONISH LLP LETTERHEAD]

Glen Y. Sato
T: (650) 843-5502 gsato@cooley.com

November 8, 2006

VIA EMAIL

Mary Mast
Amy Bruckner
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Affymax, Inc.
File 333-136125
Form S-1 filed July 28, 2006

Dear Mary and Amy:

        Based on our discussions with you this past week, the Company provides the following supplemental information with respect to our various correspondence dated October 23, 2006, October 28, 2006 (two responses) and November 3, 2006 (collectively, the "Response Letters") to the Staff in response to the Staff's comment letter (the "Comment Letter") dated October 16, 2006 with respect to the Company's registration statement on Form S-1 (the "Registration Statement"). This letter addresses Comment 3 of the Comment Letter.

        The response to Comment 2 regarding revenue recognition is being delivered under separate cover and the complete response to the Comment Letter will be delivered in connection with the next amendment to the Registration Statement, which, if approved by the Staff, will include adjustments to reflect a 1-for-4 reverse stock split as well as revised financial statements through September 30, 2006.

Stock-Based Compensation, page 38

  3.    We acknowledge your response to comment 9 of our letter dated August 31, 2006. Please furnish your letter dated September 15, 2006 regarding stock compensation via EDGAR. Please also revise your filing to disclose and/or provide us with the information that follows.

  •
  Please tell us and disclose which methodology (i.e. income, market, etc.) management used to retrospectively value the equity instruments issued during the 12 months prior to the most recent balance sheet date, June 30, 2006. Please also disclose the assumptions used in conjunction with that methodology.

  •
  Please disclose the significant factors underlying the difference between the fair value of your employee share options as of each grant date and your estimated IPO price. That is, disclose how the achievement of each internal milestone discussed on page 5 of the October 2, 2006 letter impacted your fair value assessment at each different point in time. Tell us why you believe that the milestone achievements outlined on page 5 of the October 2, 2006 letter were not considered "true measures" of the company's fair value, given that you disclose on page 38 that management relied on those milestones in determining the fair value of all compensatory equity instruments leading up to the third-party valuation date of February 10, 2006.

  •
  It appears you have simply relied on the initial underwriter estimate of fair value for all periods subsequent to February 10, 2006. The underwriter's preliminary estimate of the ultimate IPO price does not appear to be an appropriate valuation methodology for your pre-IPO equity transactions. In addition, it is not appropriate to revise your valuations based on a change in the IPO price since the fair value on a given date should not change based on subsequent events.

  •
  Please tell us why a linear, look-back approach, as discussed in your letter dated October 2, 2006, is appropriate given that you achieved significant internally specified milestones during the period, such as your entry into the agreements with Takeda. The linear approach does not appear to be an appropriate valuation methodology.

Unrelated Third Party Valuation

        In response to the Staff's request, we confirm that the July 2006 unrelated party retrospective valuation report prepared for February 13, 2006 did not consider the June 2006 Takeda collaboration in the preparation of that report. The valuation firm separately assessed the probability of a collaboration as of February 2006, and thereafter considered the terms of June 2006 Takeda collaboration only to assess whether disclosure might be appropriate to keep the user from being misled in a review or use of the February 2006 valuation.

Probability-Weighted Expected Return Method

        The Company has applied the probability-weighted expected return method to allocate enterprise value to its classes of equity securities. As noted in our October 23, 2006 letter to the Staff, at the relevant measurement dates, the Company considered the value of its common stock based on various possible future liquidity events. These were: (a) a successful clinical program followed by an IPO; (b) a successful clinical program followed by a sale or merger of the Company; and (c) an unsuccessful clinical program resulting in liquidation of the Company and sale of its assets. The Company does not believe there is a viable remain private option, because it is not aware of any biotechnology company that has successfully completed a clinical program and launched a commercial drug while remaining private—the significant amount of capital required to obtain FDA approval means that biotechnology companies either go public or sell themselves in order to finance their clinical programs. Accordingly, the Company weighted the three potential outcomes and their impact on the distributions to stockholders.

        The following tables summarize the application of the Probability-Weighted Expected Return Method to estimate the value of the Company's common stock on option grant dates from January 2005 through September 2006, other than the February 2006 dates for which the unrelated third party valuation was used by the Company for valuation. For each combination of value and date, the rights and preferences of each stockholder class were considered in order to determine the appropriate allocation of value between the share classes. For consistency with our prior correspondence, all per share prices below are unadjusted for any stock split.

IPO Scenario—Assumptions

Expected pre-money valuation	323.60
Standard deviation	60.24
Risk-adjusted discount rate	25%
Expected date of IPO	12/31/2006

IPO Scenario—Estimated Common Share Values

Future Value	Sept 2006	July 2006	Oct 2005	July 2005	April 2005	Jan 2005
$6.67	$6.31	$6.08	$5.05	$4.86	$4.60	$4.27

M&A Scenario—Assumptions

Expected pre-money valuation	418.18
Standard deviation	64.77
Risk-adjusted discount rate	25%
Expected date of M&A	12/31/2006

M&A Scenario—Estimated Common Share Values

Future Value	Sept 2006	July 2006	Oct 2005	July 2005	April 2005	Jan 2005
$8.62	$8.15	$7.86	$6.52	$6.28	$5.94	$5.52

Dissolution Scenario—Assumptions

Expected pre-money valuation	30.00
Standard deviation	NA
Risk-adjusted discount rate	25%
Expected date of dissolution	12/31/2006

Dissolution Scenario—Estimated Common Share Values

Future Value	Sept 2006	July 2006	Oct 2005	July 2005	April 2005	Jan 2005
$—	$—	$—	$—	$—	$—	$—

Per-Share Present Value Indications

January 2005

Future Exit Event	Probability of Future Exit Event	Common Shares
Initial Public Offering	5%	$4.27
M&A	15%	$5.52
Dissolution	80%	$—
Probability-Weighted Value		$1.04

April 2005

Future Exit Event	Probability of Future Exit Event	Common Shares
Initial Public Offering	10%	$4.60
M&A	25%	$5.94
Dissolution	65%	$—
Probability-Weighted Value		$1.95

July 2005

Future Exit Event	Probability of Future Exit Event	Common Shares
Initial Public Offering	10%	$4.86
M&A	25%	$6.28
Dissolution	65%	$—
Probability-Weighted Value		$2.06

October 2005

Future Exit Event	Probability of Future Exit Event	Common Shares
Initial Public Offering	10%	$5.05
M&A	25%	$6.52
Dissolution	65%	$—
Probability-Weighted Value		$2.14

July 2006

Future Exit Event	Probability of Future Exit Event	Common Shares
Initial Public Offering	60%	$6.08
M&A	30%	$7.86
Dissolution	10%	$—
Probability-Weighted Value		$6.00

September 2006

Future Exit Event	Probability of Future Exit Event	Common Shares
Initial Public Offering	75%	$6.31
M&A	20%	$8.15
Dissolution	5%	$—
Probability-Weighted Value		$6.36

        The Company used December 31, 2006 as the assumed date of each of these liquidity events, as noted in the Company's letter to the Staff dated October 23, because this was the estimated date of the Company's IPO throughout the relevant period, as reflected in management records and Board deliberations, and it corresponds with the estimated end of the Company's first Phase 2 clinical trial, when a liquidation might be triggered by negative results or a sale by positive results.

        IPO Scenario—Key Assumptions and Methodology. In the IPO scenario, the Company used the following comparable companies (the same ones listed in Exhibit A, p.13 of the October 28 letter): Array BioPharma Inc, Panacos Pharmaceuticals, Inc., Rigel Pharmaceuticals, Inc., and Seattle Genetics, Inc. As previously described, these companies were considered the most comparable because they have Phase 2 clinical trials ongoing, with a lead product addressing a potentially large market. However, as described in our November 3, 2006 letter to the Staff, the Company's value could be somewhat higher than some of the comparable companies because it has completed a very favorable worldwide partnership with Takeda, but this is partially offset by its reliance on one drug candidate (some of the comparable companies are engaged in clinical development of multiple product candidates). Taking all this into account Company felt that a premium of 10% to the comparable companies' value was appropriate. This produced an enterprise valuation range as of December 2006 of $307 to $159 million. We then calculated the present value of this range as of each valuation date by discounting from December 2006 back to that valuation date, using an annual risk-adjusted discount rate of 25%. The Company reviewed a 2004 presentation by an independent valuation firm delivered in conjunction with an independent accounting firm which indicated that a range of 20% to 35% would appropriate for use as a discount rate for a company at a similar stage of development. The Company believes, because it targets a validated mechanism of action with its product, that a discount rate in the lower half of the range is most appropriate.

        Sale or Merger Scenario—Key Assumptions and Methodology. In the sale or merger scenario, we used the following recent comparable transactions: Avidia, Inc., Conforma Therapeutics, and

Salmedix Inc. These transactions were deemed most comparable because they are the M&A transactions closest in time to December 2006 involving biotechnology companies with a lead product candidate that is in early- to mid-stage clinical trials, and that is focused on a large market opportunity. We assumed that the Company would be valued at a premium to the companies in our comparable transactions universe, because all of these companies were unpartnered in their lead program at the time of acquisition, while the Company had concluded its partnership with Takeda. As in the IPO Scenario, this premium is offset by the Company's reliance on a single product candidate, while a number of the comparables may have multiple product candidates, or be further ahead in the development of their lead product candidate. Taking all this into account Company felt that a premium of 10% to the comparable companies' value was appropriate. This produced an enterprise valuation range as of $319 to $165 million, which was discounted back to each valuation date using an annual risk-adjusted discount rate of 25%.

        Liquidation Scenario—Key Assumptions and Methodology. As described in greater detail in the October 23 letter, in the liquidation scenario the Company calculated its value on each relevant date by taking its cash at that time, net of liabilities such as remaining lease obligations, and then adding the estimated value of the Company's intellectual property. The intellectual property was estimated to have a value of $30 million, which represents the average post-money valuation of companies in Phase 1 clinical trials that obtained financing, used as an indicator of the high end of potential liquidation value, since any buyer in this scenario would have to initiate new clinical trials, and since financings are typically competed only by companies with successful clinical results to date. At all of the measurement dates, this produced a value well below the liquidation preference for the preferred stock, resulting in zero value under this scenario for the common stock.

        Probability of Each Outcome as of the Valuation Date.    The Company assigned a probability to each of the three possible outcomes as of each valuation date, based on the facts and circumstances as of that valuation date. As described in the October 23 letter, the earlier dates have a higher probability associated with liquidation following clinical failure, and gradually liquidation risk is reduced. Management's estimate of the clinical failure risk was based in part on published data from Bain & Company and the Tufts Center for the Study of Drug Development which indicate that the probability of a drug candidate moving from Phase 1 to Phase 2 clinical trials is approximately 70%, and from Phase 2 to Phase 3 is approximately 44%. The ratio of IPO to M&A probabilities moves from M&A more likely in January 2005 to IPO more likely in September 2006, as preliminary M&A discussion terminated and IPO preparations were completed.

Comparison to Reported Financial Statements

        The revised values and related compensation expense indicated in the financial statements as a result of the application of the probability-weighted expected return method is as follows:

Grants to Employees and Directors

Grant Date	Options Granted	Exercise Price Per Share	Implied Fair Value for Financial Reporting Purposes of Common Stock Per Share	Implied Intrinsic Value Per Share	Revised Implied Fair Value	Revised Implied Intrinsic Value
1/19/2005	65,100	0.20	0.97	0.77	1.04	0.84
4/20/2005	39,000	0.20	1.64	1.44	1.95	1.75
7/26/2005	140,000	0.20	2.35	2.15	2.06	1.86
10/12/2005	32,800	0.20	2.92	2.72	2.14	1.94
2/7/2006	642,891	1.09	3.78	2.69	3.80	2.71
2/10/2006	1,415,000	1.09	3.80	2.71	3.80	2.71
7/28/2006	872,600	4.71	7.20	2.49	6.00	1.29
9/27/2006	249,820	4.71	7.20	2.49	6.36	1.65

        The Company has analyzed the impact of the market-based approach, after implementing the probability-weighted expected return method to allocate value across its classes of stock, to the reported financial statements of the Company. The difference from the amounts reported in the financial statements is approximately $309,000 overstatement (0.93% of reported net loss) in stock-based compensation expense for 2005. The Company believes this amount is immaterial and that there is no reason to revise the Company's 2005 financial statements. The impact to the reported financial statements for the nine months ended September 30, 2006 was approximately $1,032,000 overstatement (2.03% of reported net loss) in stock-based compensation expense. The Company's financial statements for the nine months ended September 30, 2006 will reflect the revised stock-based compensation amounts based on the foregoing analysis.

        The Company has attached as Appendix A, the proposed revisions to the last complete paragraph on page 38 of Management's Discussion and Analysis of Financial Condition and Results of Operations regarding the stock-based compensation methodology, the significant factors and assumptions in determining fair value of the common stock and the significant factors underlying the difference between fair value of the common stock and the estimated IPO price as of each date of grant. The figures in the attachment reflect figures prior to any reverse stock split with a separate notation for adjustment assuming a 4-for-1 reverse stock split.

Sincerely,

/s/ Glen Y. Sato

Glen Y. Sato

cc:
Paul B. Cleveland, Affymax, Inc.
Laura A. Berezin, Cooley Godward Kronish LLP
Glen Y. Sato, Cooley Godward Kronish LLP
Greg N. Vlahos, PricewaterhouseCoopers
Tania Devilliers, PricewaterhouseCoopers
Bruce K. Dallas, Davis Polk & Wardwell
Mischa Travers, Davis Polk & Wardwell

Appendix A

        Proposed Insert to Page 38 (Management's Discussion and Analysis of Financial Condition and Results of Operations), replacement of the last complete paragraph on the page as follows

        "In connection with the preparation of the financial statements necessary for the filing of our initial public offering, we have reassessed the fair value of our common stock at option grant dates from January 2005 to the present. We did not use a contemporaneous valuation from an unrelated valuation specialist at the time of these option grants, because we believed our board of directors' estimates of the fair value of our common stock to be reasonable and consistent with our understanding of how similarly situated companies in the biotechnology industry were valued. In addition, management's efforts at the time were focused on product development and the financial and managerial resources available to support an unrelated party valuation were limited. In the absence of an active market for our common stock, our board of directors determined the estimated fair value of our common stock on the date of grant based on several factors, including those described above.

        In July 2006, we engaged an independent valuation firm to perform a retrospective analysis to determine the fair value of our common stock for accounting purposes as of February 13, 2006, which report was prepared using an income approach. Subsequently, we reassessed the valuations of common stock related to our other grants of stock options from January 1, 2005 through September 30, 2006 using a market-based approach.

        Significant Factors, Assumptions and Methodologies Used in Determining Fair Value.    Determining the fair value of our stock requires us to make complex and subjective judgments. We used the market approach to estimate the value of the enterprise at each date on which options were granted between January 2005 and September 2006 except February 13, 2006 (where we relied upon the independent valuation described above). This involved an assessment of the valuation of existing comparable public, early-stage life-sciences companies at a similar stage of development to us. In doing this we considered internal milestones that we achieved during those periods, including commencement of additional Phase 2 clinical studies in different indications for our lead product opportunity, the $3.773 price [Note: post-split wil be $15.09] price at which Series D preferred stock was issued by us to outside investors in an arms-length transactions in July 2005, our collaboration agreements with Takeda, our stage of development and business strategy, the likelihood of achieving a liquidity event for the shares of common stock, such as an initial public offering or sale of our company, given prevailing market conditions, and the market valuations of various publicly held biotechnology companies that we identified as similar to us. Critical assumptions in this analysis included an assumed liquidity event in December 2006, the approximate size of the addressable market for Hematide and for the lead product candidates of the comparable companies chosen (using estimates from independent market research organizations), the level of risk associated with the clinical trials for Hematide, a potential product directed against a validated target relative to the level of risk associated with the clinical trials for the lead product candidates of the comparable companies chosen (adjusted from a baseline that a similar stage in clinical trials had a similar level of risk).

        We determined that the fair value of our common stock would not appreciate significantly during the period September 1, 2006 through the expected date of this initial public offering because we do not anticipate significant transactions or events that would substantially increase the value of our common stock during the period. We have also assessed our estimate of fair value at the expected date of this initial public offering and applied a discount factor to adjust for illiquidity and the risk of not completing this offering.

        After determining our enterprise value, we then allocated that value to our preferred and common shares using the probability-weighted expected return method, which allows us to estimate the value of our common stock based upon an analysis of future values for the Company. In our case we estimated the value of the common stock in a potential future IPO, sale or merger, or liquidation scenario, taking into account the rights and preferences of each of our classes of stock, and assigning probabilities to each of these events that varied depending upon our stage of development, our clinical programs, and our financial condition. In applying this methodology we examined the terms of acquisitions of early-stage life sciences companies that we deemed comparable to us in assessing potential future value in a sale or merger.

        Significant Factors Contributing to the Difference between Fair Value as of the Date of Each Grant and Estimated IPO Price.    As disclosed more fully in Note 8 to the Financial Statements, we granted stock options with exercise prices of $0.20 to $4.71 [Note: post-split will be $0.80 to $18.84] during the period from January 2005 through September 2006. Also as disclosed, we determined that the fair value of our common stock increased from $0.97 to $6.36 [Note: post-split will be $3.88 to $25.44] per share during that period. The reasons for the difference between estimated fair value as of the date of each grant and the estimated IPO price is set forth below:

        January and April 2005:    During this period we conducted one Phase 1 clinical trial of our lead compound, and began a Phase 2 trial. We had no strategic partner to validate our plans and with whom to share clinical development costs. We were in urgent need of financing to support Phase 2 trials. The estimated fair value of our common stock on these dates of $1.04 and $1.95 [Note: post-split will be $4.16 and $7.80] is therefore significantly lower than the estimated IPO price of $5.75 [Note: post-split will be $23.00]. The difference primarily resulted from the absence of Phase 2 clinical data, no strategic partner to support costs or provide additional development opportunities in other indications for the product, and the rights and preferences of the preferred stock.

        July and October 2005:    We completed a $60 million preferred financing in July 2005, at a price of $3.773 [Note: post-split will be $15.09] per share, and initiated a Phase 2b study for Hematide. Because critical partnering discussions were going slowly, and viewed retrospectively, we had limited clinical data due to the early stage of the Phase 2b study, the estimated fair value of our common stock on these dates is $1.86 and $1.94 [Note: post-split will be $7.44 and $7.66], respectively. The reasons noted as well as the liquidation preference of the preferred stock were the principal reasons for the differences in the fair value of our common stock at these dates as compared to the estimated IPO price of $5.75 [Note: post-split will be $23.00].

        February 2006:    We retained an independent valuation firm to conduct a retrospective valuation as of this grant date, and they did so using the income method. We relied upon the report of the independent valuation firm, which established a value per share of $3.80 [Note: post-split will be $15.20] as of this date.

        July and September 2006:    We signed a worldwide collaboration with Takeda that brought the Company more than $100 million in cash upfront, and we began the IPO process. We accumulated significantly more clinical data regarding Hematide. We therefore estimated the fair market value on these dates as $6.36 and $6.00, respectively [Note: post-split will be $24.00 and $25.44] per share. The IPO price is lower at these dates as a result of changes in the market for initial public offerings by biotechnology companies.

        Based on an estimated IPO price of $5.75 [Note: post-split will be $23.00] per share, the intrinsic value of the options outstanding at September 30, 2006 was $            of which $             million related to vested options and $             million related to unvested options.

        Although it is reasonable to expect that the completion of the IPO will add value to the shares because they will have increased liquidity and marketability, the amount of additional value cannot be measured with precision or certainty.